

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2015

Doug Black
Chief Executive Officer
SiteOne Landscape Supply, Inc.
Mansell Overlook, 300 Colonial Center Parkway, Suite 600
Roswell, GA 30076

> **Re: SiteOne Landscape Supply, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 18, 2015**
> **File No. 333-206444**

Dear Mr. Black:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of the materials.

Company, page 2

2. In the last paragraph, for balance, please revise to disclose your net income or loss for the respective periods disclosed. Please similarly revise the second paragraph on page 72.

Our Competitive Strengths, page 4

Proven Ability to Identify, Execute and Integrate Acquisitions, page 5

3. Please briefly describe the criteria you use in concluding you have "efficiently integrated" recent acquisitions and quantify the synergies you reference here. Please similarly revise the discussion in MD&A on page 52.

Our History and Ownership, page 7

4. Please balance the disclosure in this section by summarizing the risks of conflicts of interest because CD&R Investor and Deere & Co. will have, immediately after the offering, the right to designate the majority of directors, because of the corporate opportunities provision of your certificate of incorporation, and because the interests of CD&R and Deere may differ from the interests of other shareholders with respect to change of control transactions, employee retention, and dividend policy. We note in this regard the last two risk factors on page 36.

Organizational Capital Structure, page 9

5. Please revise the chart to provide the ownership percentages.

Capitalization, page 44

6. We note from your Use of Proceeds discussion that you plan to use proceeds from the offering to repay outstanding indebtedness. Please tell us whether you plan to include the number of shares required to be sold in the offering to retire the existing debt in your pro forma EPS denominator in accordance with Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X, as there does not appear to be a placeholder for this.

Management's Discussion and Analysis, page 49

Key Factors Affecting Our Operating Results, page 51

7. Please discuss the key milestones and timeframes for the ongoing strategic initiatives you describe on page 53.

Results of Operations, page 53

8. Please revise to quantify, discuss, and analyze changes in costs of goods sold in addition to your disclosure of gross profit and gross margin. In your revised disclosure, please consider quantifying and discussing material variances in the significant components of costs of goods sold, such as inventory costs, freight and handling, labor, overhead, or any other components, to the extent material. Please note that even when total amounts of

cost of goods sold do not materially vary from period to period, the impacts of material variances in the components should be separately disclosed. Refer to Item 303 of Regulation S-K.

9. Please quantify and discuss the reasons for changes in gross profit and gross margin for the six months ended June 28, 2015 attributed to operational improvements, improved product mix, and supply chain improvements and fuel costs.

Business

Our Industry, page 72

10. Please tell us whether any of the data and reports provided by Freedonia and Dodge Data & Analytics were commissioned by you for use in connection with the registration statement. If so, please file consents pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Service Marks, Trademarks and Trade Names, page 87

11. Please disclose when you estimate to complete the trademark registration process for your new trademark SiteOne Landscape Supply.

Principal and Selling Stockholders, page 105

12. Please disclose that the selling stockholders may be deemed underwriters for this offering.

13. It appears that the "more than ten" individuals making up the investment committee of limited partners of CD&R Associates VIII, L.P. referenced in footnote (2) to the principal and selling stockholders table have voting and dispositive power with respect to the shares held by CD&R Landscapes Holdings, L.P. Please identify these individuals or explain to us why this disclosure would not be appropriate.

Description of Capital Stock, page 117

14. You state that the description of capital stock is qualified by reference to "applicable provisions of the DGCL." It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

Index to Consolidated and Combined Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Basis of Financial Statement Presentation, page F-8

15. We note that you accounted for the CD&R Acquisition as a business combination pursuant to ASC 805. We also note your disclosure on page 7 that CD&R is a private equity firm composed of a combination of investment professionals and operating executives. Please explain the nature of operations and owners of CD&R Landscape Parent prior to the CD&R Acquisition and tell us why this transaction did not qualify as a reverse acquisition pursuant to ASC 805-40. Additionally, please clarify for us what relationship there is, if any, between Deere and CD&R.

16. We note your statement that in order to facilitate the transaction, the company issued cumulative convertible participating redeemable preferred stock to CD&R for total consideration of $174 million initially representing 60% of the outstanding capital stock (on an as-converted basis) and entered into a senior asset-based credit facility and a term loan. Please clarify for us what transaction was facilitated and how it related to your acquisition of Landscape Holding from Deere, and why you accounted for it separately from the acquisition (including the accounting guidance you considered). In this regard, we note that these amounts were not included in the purchase price consideration disclosed in Note 2.

17. Please clarify how your acquisition of JDA Holdings LLC from Deere & Company is related to Clayton, Dubilier & Rice, LLC's acquisition of 60% of your outstanding capital equity.

Sales Incentives, page F-12

18. We note the company offers certain customers rebates, which are accrued based on sales volumes. If sales incentives are significant, please revise to disclose the amounts of sales incentives recognized in the statement of operations for each period presented pursuant to ASC 605-50-50-1.

Note 6. Employee Benefit and Stock Incentive Plan, page F-41

19. Please tell us the terms of the 60,000 options granted during the six months ended June 28, 2015, including the weighted-average grant date fair value. Additionally, revise to include this grant in the table on page 69.

Part II

Exhibit Index, page E-1

20. Please file the Omnibus Equity Incentive Plan referenced on page 99 as an exhibit to your registration statement to the extent the plan is adopted prior to the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Peter J. Loughran, Esq.
        Debevoise & Plimpton LLP